18 August 2020

National Grid plc (‘National Grid’ or ‘Company’)

National Grid plc Scrip Dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for ordinary shares to be admitted to the Official List, and to the London Stock Exchange for 5,958,692 ordinary shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2019/20 final dividend, payable on 19 August 2020.  Dealings are expected to commence on 19 August 2020 and the shares will rank pari passu with the existing issued ordinary shares of the Company.
In accordance with the terms of the scrip dividend, 5,958,692 ordinary shares are to be issued at a price of 914.16 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 135,115 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$57.2218, representing 675,575 ordinary shares (including fractional entitlements).

The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section and from Equiniti (0800 169 7775), help.shareview.co.uk.

Megan Barnes
Head of Company Secretariat